Exhibit 99.3

GERDAU S.A.

Tax ID (CNPJ/ME) 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO SHAREHOLDERS

CAPITAL INCREASE THROUGH CAPITALIZATION OF REVENUE
RESERVES WITH 5% BONUS SHARES AS RESOLVED BY THE BOARD
OF DIRECTORS ON FEBRUARY 28, 2023
(ATTACHMENT C of CVM Resolution 81/22)

1.	Inform the amount of the increase and new capital

Increase of capital by R$ 966,162,334.00, from R$ 19,323,246,666.00 to R$ 20,289,409,000.00.

2.	Inform whether this increase will be made through:

(a) conversion of debentures into shares or other debt securities into shares;

(b) exercise of subscription rights or warrants;

(c) capitalization of profits or reserves; or

(d) subscription of new shares

Capital will be increased with capitalization of revenue reserves with 5% bonus shares.

3.	Explain in detail the reasons for such increase and its legal and economic consequences

Capital increase with capitalization of revenue reserves with bonus shares will provide:

i)	observe the limit of the balance of the Profit Reserves in relation to the Capital Stock, established by Article 199, of Law No. 6404/76; and

ii)	trading at a more accessible, combined with a higher number of outstanding shares, with the potential to generate more business and greater financial volume, and result in stockholder value creation.

We foresee no legal consequences arising from such capital increase. Regarding economic consequences the cost attributed to bonus shares is R$ 11.54731631 per share, generating fiscal benefits to stockholders, in accordance with paragraph 1 of Article 58 of Federal Revenue Service’s Regulatory Instruction No. 1585/15.

4.	Provide a copy of the Opinion of the Fiscal Council, if applicable:

OPINION OF THE FISCAL COUNCIL: The members of the Fiscal Council of Gerdau S.A., em cumprimento ao disposto no art. 166, parágrafo 2º, da Lei 6.404/1976, have examined the Management’s proposal as of this date, related to the increase of subscribed and paid-up capital in the amount of R$ 966,162,334.00 (nine hundred and sixty-six million, one hundred and sixty-two thousand, three hundred and thirty-four reais), within the limit of the authorized capital as set forth in the Company’s Bylaws, trough capitalization part of the balance of the Profit Reserve account - Investment and Working Capital Reserve, existing on 12/31/2022, through the issuance of 83,669,860 (eighty-three million, six hundred and sixty-nine thousand, eight hundred and sixty) new shares, being 28,596,497 (twenty-eight million, five hundred ninety-six thousand, four hundred ninety-seven) common shares and 55,073,363 (fifty-five million, seventy-three thousand, three hundred and sixty-three) preferred shares, all book-entry, no par value, to be distributed to the shareholders as bonus, in the proportion of one (1) new share for every twenty (20) shares of the same type held on March 21, 2023 and unanimously opined that the referred to capital increase proposal is in conditions to be deliberated upon by the Company's Board of Directors. 2. Closure: There being nothing more to register, these minutes were drawn up, read, approved, and signed by all the fiscal council members. São Paulo, February 28, 2023. (aa) Bolívar Charneski, Aramis Sá de Andrade e Tarcisio Beuren – Councilors

5.	In case of capital increase through capitalization of profits or reserves:

I.	Inform whether it will imply change in the par value of shares, if any, or distribution of new shares among stockholders

Capital increase through capitalization of revenue reserves will be carried out with the distribution of new shares to stockholders (5% bonus shares assigned to holders of common and/or preferred shares), as the company’s capital is represented by shares with no par value

II.	Inform whether the capitalization of profits or reserves will be made with or without a change in the number of shares in the companies with shares with no par value

Capital increase through capitalization of revenue reserves will be carried out with a change in the number of shares (5% bonus shares assigned to holders of common and/or preferred shares), as the company’s capital is represented by shares with no par value.

III.	In case of distribution of new shares:

a. Inform the number of shares of each type and class issued

83,669,860 book-entry shares with no par value will be issued, of which 28,596,497 common and 55,073,363 preferred.

b. Inform the percentage that stockholders will receive in shares

Stockholders will receive 5% in shares of the same type, to be assigned as bonus, in the proportion of one new share for every ten common and/or preferred shares held at the final stockholding position of March 21, 2023. Bonus shares will be credited to stockholders on March 24, 2023.

c. Describe the rights, advantages and restrictions ascribed to the shares to be issued

Shares received as bonus shares will be entitled to receive full dividends and/or interest on capital to be declared after 02/03/2023 (including).

d. Inform the cost of acquisition, in Brazilian reais per share, to be set so that stockholders can comply with Article 10 of Law No. 9249 of December 26, 1995

The cost attributed to bonus shares is R$ 11.54731631

e. Inform the treatment of fractions, if applicable

Bonus shares will be always granted in whole numbers, and for this reason any stockholders who wish to transfer fractions of their shares (which result in one share of the same class) may do so in the period mentioned in item IV below as follows:

(i)	through accounts of the same ownership in different brokers, and/or

(ii) through trading in a private environment of the non-organized over-the-counter market (operations not registered on the Stock Exchange).

After this period mentioned in item IV below, any remaining amounts of these fractions will be separated, grouped in whole numbers and sold at auction on B3, and the net proceeds from such sale will be made available to the holders of these fractions at a date to be informed in due course by the Company.

IV.	Inform the term provided for in paragraph 3 of Article 169 of Law No. 6404/76

Stockholders may transfer the fractions of shares arising from the bonus shares from March 27, 2023 to April 26, 2023, as per item III (e) above.

São Paulo, March 1, 2023.

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Officer